Red Oak Fund, L.P.
145 Fourth Avenue, Suite 15A
New York, New York 10003

October 10, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Red Oak Fund, L.P.
Schedule TO-T filed July 23, 2007
File No. 005-78092

Ladies and Gentlemen:

Regarding the Schedule TO-T filed with the Commission on July 23, 2007 (the “Filing”), Red Oak Fund, L.P. (the “Fund”) hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RED OAK FUND, L.P.

/s/ David Sandberg

By:           David Sandberg
Managing Member